                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------

                                 SCHEDULE 13E-3

                                 (RULE 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

           RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                       (Amendment No. 3 - Final Amendment)

                               Roy F. Weston, Inc.
                                (Name of Issuer)

                               Roy F. Weston, Inc.
                              William L. Robertson
                                Patrick G. McCann
                      (Name of Person(s) Filing Statement)

                 Series A Common Stock, par value $.10 per share
                         (Title of Class of Securities)

                                    961137106
                      (CUSIP Number of Class of Securities)

                                Arnold P. Borish
                                 General Counsel
                               Roy F. Weston, Inc.
                                 1400 Weston Way
                           West Chester, PA 19380-1499
 (Name, Address, and Telephone Numbers of Persons Authorized to Receive Notices) and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:

                             F. Douglas Raymond, III
                           Drinker Biddle & Reath LLP
                                One Logan Square
                             18th and Cherry Streets
                           Philadelphia, PA 19103-6996
                                 (215) 988-2700
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        This statement is filed in connection with (check the appropriate box):

        a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

        b. [ ] The filing of a registration statement under the Securities Act of 1933.

        c.  [ ] A tender offer.

        d.  [ ] None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

        Check the following box if the filing is a final amendment reporting the results of the transaction:[X]

                            Calculation of Filing Fee

      Transaction Valuation*                          Amount of Filing Fee**
           $52,341,051                                        $10,500



        * For purposes of calculation of the filing fee only, this amount is based on (i) $11,238,922 (the number of outstanding Common Shares of Roy F. Weston, Inc. multiplied by $5.38 (the cash consideration per share of common stock) plus 8,187,675 (the number of outstanding shares of Series A Common Shares of Roy F. Weston, Inc. and the number of Series A Common Shares underlying options) multiplied by $5.02 (the cash consideration per share of Series A common stock).

        ** The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11(b) equals 1/50th of 1% of the value of the securities proposed to be acquired.

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offering fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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
Amount Previously Paid:      $10,500               Filing Party: Roy F. Weston, Inc.

Form or Registration No.:    Preliminary           Date Filed:   March 22, 2001
                             Proxy Statement
                             Schedule 14A
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                                  INTRODUCTION

        This Amendment No. 3 to the Rule 13e-3 Transaction Statement (the "Final Amendment") amends and supplements the Rule 13e-3 Transaction Statement on
Schedule 13E-3 filed with the Securities and Exchange Commission (the "Commission") by Roy F. Weston, Inc., a Pennsylvania corporation (the "Company"), William L. Robertson, Chief Executive Officer of the Company and Patrick G. McCann, President and Chief Operating Officer of the Company, on March 22, 2001, as amended and supplemented by Amendment No. 1 thereto filed on April 25, 2001, and by Amendment No. 2 thereto filed on May 2, 2001 (as amended and restated, the "Statement"), in connection with a proposal to adopt an Agreement and Plan of Merger dated as of March 9, 2001 (the "Merger Agreement"), among the Company, ACAS Acquisitions (Weston) Inc. ("Parent") and Weston Acquisition Corporation ("Subsidiary"), pursuant to which Subsidiary will merge with and into the Company (the "Merger").

        This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the 13E-3 transaction. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Statement. Except as expressly set forth in this Final Amendment, all information in the Statement remains unchanged.

        On June 1, 2001, at a special meeting of shareholders of the Company, the holders of a majority of the Company's Series A Common Shares and the holders of a majority of the Company's Common Shares, voting separately, voted to adopt the Merger Agreement. The Company filed Articles of Merger with the Secretary of the Commonwealth of Pennsylvania on June 1, 2001 and, as a result, the Merger became effective on that date (the "Effective Time"). The separate existence of the Subsidiary ceased as of the Effective Time. Pursuant to the terms of the Merger Agreement, each Series A Common Share that was issued and outstanding immediately prior to the Effective Time (other than shares held by shareholders exercising dissenters' rights) was converted as of the Effective Time solely into the right to receive $5.02 per share in cash without interest and each Common Share that was issued and outstanding immediately prior to the Effective Time (other than shares held by shareholders exercising dissenters' rights) was converted as of the Effective Time solely into the right to receive $5.38 per share in cash without interest. As a result of the Merger and the transactions consummated in connection therewith, Parent owns 100% of the outstanding capital stock of the Company (as the surviving corporation). Because Parent is the sole shareholder of the Company, the Company filed, on June 1, 2001, a certification on Form 15 pursuant to Rules 12g-4 and 12h-3 to provide notice of termination of the registration of the Company's Series A Common Shares under the Securities Exchange Act of 1934, as amended, and to suspend all reporting requirements thereunder. As a result of the Merger, the Company's Series A Common Shares were delisted from the Nasdaq National Market and the Company became privately owned pursuant to the terms of the Merger Agreement. On June 1, 2001, the Company issued a press release announcing the consummation of the Merger. A copy of the press release is attached and incorporated herein by reference in its entirety as Exhibit (a)(3).

ITEM 10.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

        Item 10 of the Statement is hereby amended and supplemented by including the following information:

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        On June 1, 2001, the Company entered into a credit agreement (the
"Credit Agreement") by and among the Company, Bank of America, N.A., as agent and Fleet Capital Corporation. The Credit Agreement provides for a credit facility in the aggregate amount of $49 million, consisting of a $40 million five-year revolving credit facility and a $9 million five-year real estate term loan. The Company and Parent are joint obligors under the Credit Agreement. A copy of the Credit Agreement is attached and incorporated herein by reference in its entirety as Exhibit (b)(3).


ITEM 16.  EXHIBITS

        Item 16 of the Statement is hereby amended and supplemented by adding the following:

(a)(3)  Press Release of the Company dated June 1, 2001.

(b)(3) Credit Agreement dated June 1, 2001 by and among the Company, Bank of America, N.A. and Fleet Capital Corporation.


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                                    SIGNATURE


        After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 1, 2001                Roy F. Weston, Inc.


                                            By:    /s/ William L. Robertson
                                                   ----------------------------
                                            Name:  William L. Robertson
                                            Title: Chief Executive Officer


                                                   /s/ William L. Robertson
                                                   ----------------------------
                                                   William L. Robertson


                                                   /s/ Patrick G. McCann
                                                   ----------------------------
                                                   Patrick G. McCann



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                                  EXHIBIT INDEX

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
EXHIBIT NO.     DESCRIPTION
 *(a) (1)       Amendment No. 3 to Proxy Statement (incorporated herein by reference to the Company's Proxy Statement filed by the Company with the Securities and Exchange Commission on May 2, 2001).

 *(a) (2) Press Release of the Company dated March 12, 2001 (incorporated herein by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 12,
                2001).

 (a) (3)        Press Release of the Company dated June 1, 2001.

*(b) (1) Commitment Letter dated March 7, 2001 among Bank of America, N.A., Fleet Capital Corporation and ACAS Acquisitions (Weston), Inc.

*(b) (2) Commitment Letter dated March 7, 2001 between American Capital Strategies, Ltd. and ACAS Acquisitions (Weston), Inc. (including Financing Term Sheet).

 (b) (3) Credit Agreement dated June 1, 2001, by and among the Company, Bank of America, N.A. and Fleet Capital Corporation.

 *(c) (1) Opinion of Raymond James & Associates, Inc. (incorporated herein by reference to Appendix B to the Amendment No. 3 to Proxy Statement listed in Exhibit (a) (1) above).

*(c) (2)       Opinion of Buck Consultants, Inc.

 *(d) (1) Agreement and Plan of Merger dated as of March 9, 2001 by and among ACAS Acquisitions (Weston), Inc., Weston Acquisition Corporation and Roy F. Weston, Inc. (incorporated herein by reference to Appendix A to the Amendment No. 3 Proxy Statement listed in Exhibit (a) (1) above).

*(d) (2) Stock Pooling Agreement among the Company and certain holders of the Company's Common Stock effective January 2, 1998 (incorporated herein by reference to Exhibit 10.29 to the Company's Annual Report on form 10-K for the year ended December 31, 1997) (the "Stock Pooling Agreement").

*(d) (3) Pool Majority Notice dated October 23, 2000 executed pursuant to the Stock Pooling Agreement by certain parties thereto (the "Pool Majority Notice"), and letter agreement dated March 9, 2001 amending the same.

*(d) (4) Agreement dated October 23, 2000 by and among the Special Committee of the Company's Board of Directors and the signatories to the Pool Majority Notice,
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
                and letter agreement dated March 9, 2001 amending the same.

*(d) (5) Management Exchange Letter Agreement dated March 9, 2001 among ACAS Acquisitions (Weston), Inc., American Capital Strategies, Ltd. and William L. Robertson.

*(d) (6) Management Exchange Letter Agreement dated March 9, 2001 among ACAS Acquisitions (Weston), Inc., American Capital Strategies, Ltd. and Patrick G. McCann.

 *(d) (7) Consulting Services/Retirement Agreement dated July 19, 1997 between Roy F. Weston, Inc. and Roy F. Weston (incorporated herein by reference to Exhibit 10.11 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997).

*(d) (8)        Form of Non-disparagement letter agreement.

*(d) (9) Essential Terms Letter Agreement dated March 9, 2001 between ACAS Acquisitions (Weston), Inc. and certain members of the Weston family (including forms of Roy F. Weston, Inc. Consulting and Non-Compete Agreement for each of Katherine W. Swoyer and A. Frederick Thompson, Employment Agreement between Roy F. Weston, Inc. and Wayne F. Hosking, Jr., Employment Agreement between Roy
                F. Weston, Inc. and Thomas M. Swoyer, Jr., Amendment to Employment Agreement between Roy F. Weston, Inc. and Melissa T. Kalucki and Letter Agreement with Thomas M. Swoyer regarding real estate matters).

*(d) (10)       Form of Employment Agreement between Roy F. Weston, Inc. and
                William L. Robertson (attached as exhibit to Management Exchange
                Letter Agreement in Exhibit (d) (5) above).

*(d) (11)       Form of Employment Agreement between Roy F. Weston, Inc. and
                Patrick G. McCann (attached as exhibit to Management Exchange
                Letter Agreement in Exhibit (d) (6) above).

*(d) (12)       Consulting and Services Agreement between Roy F. Weston, Inc.
                and Katherine W. Swoyer effective July 1, 1998 (incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly
                Report for the quarter ended June 30, 1998).

*(d) (13)       Master Services Agreement for Consulting Services between
                Infrastructure Revitalization Institute and Roy F. Weston, Inc.
                dated November 11, 1999 (incorporated herein by reference to Exhibit 10.19 to the Company's Annual Report for the year ended
                1999).

*(d) (14)       Financing Term Sheet of American Capital Strategies, Ltd.
                (referred to in Exhibit (b) (2) above).
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
*(d) (15)       Letter Agreement regarding the Merger Transaction among ACAS
                Acquisitions (Weston), Inc., Roy F. Weston, Inc., RFW
                Enterprises, Inc., Katherine W. Swoyer, Susan W. Thompson and
                Roy F. Weston.

*(f)            Subchapter D of Chapter 15 of the Pennsylvania Business
                Corporation Law.

(g)             Not applicable.
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----------------------------
* Previously filed.

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